

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 17, 2017

Via E-mail
Han Dongwoo
Chief Executive Officer
Shinhan Financial Group Co., Ltd.
20, Sejong-daero 9-gil, Jung-gu
Seoul 04513, Korea

> **Re:** **Shinhan Financial Group Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 29, 2016**
> **File No. 001-31798**

Dear Mr. Dongwoo:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    /s/ Stephanie L. Sullivan

    Stephanie L. Sullivan
    Senior Technical and Policy Advisor
    Office of Financial Services